Exhibit 99.1

PRESS RELEASE

AerCap Holdings N.V. Announces First Quarter 2011 Transactions

Amsterdam, The Netherlands; April 15, 2011 - AerCap Holdings N.V. (“AerCap,” “the Company”, NYSE: AER) today announced the completion of the following transactions during the first quarter 2011:

•                  Signed letters of intent for nine aircraft,

•                  Delivered eleven aircraft and 13 engines under lease agreements,

•                  Purchased seven aircraft and seven engines,

•                  Sold four aircraft and four engines, and

•                  Disassembled two aircraft and four engines.

	First Quarter 2011
Transaction Overview	Owned	Managed	Total
Lease Agreements
Aircraft (Letters of Intent)	9	—	9
Deliveries
Aircraft	11	—	11
Engines	13	—	13
Purchases
Aircraft (Closed)	7	—	7
Aircraft (Letters of Intent)	2	—	2
Engines (Closed)	7	—	7
Sales
Aircraft (Closed)	4	—	4
Aircraft (Letters of Intent)	—	1	1
Engines (Closed)	4	—	4

Lease Activities: Letters of Intent Signed for Nine Aircraft — Eleven Aircraft Delivered

New Lease Agreements

During the first quarter of 2011, AerCap signed letters of intent for the lease of nine aircraft.

The average term of the letters of intent was 96 months.

AerCap entered into 13 engine lease agreements in the first quarter and delivered the engines to the lessees in the same period. Twelve of the leased engines were CFM-56 and one was a CF34 engine.

Deliveries

AerCap completed eleven aircraft deliveries in the first quarter under contracted lease agreements:

•                  Three new Airbus A330s for Virgin Atlantic Airways (United Kingdom),

•                  One new Airbus A330 for Asiana Airlines (South Korea),

•                  One new Airbus A320 for Hainan Airlines (China),

•                  Two Airbus A320s for Strategic Airlines (Luxembourg),

•                  One Airbus A320 for Brussels Airlines (Belgium),

•                  One Airbus A320 for Donbassaero (Ukraine),

•                  One Airbus A320 for Nok Air (Thailand), and

•                  One Airbus A319 for LAN Airlines (Chile).

Purchase Activities: Purchases Closed for Seven Aircraft and Seven Engines

During the first quarter, AerCap acquired four new Airbus A330s, one new Airbus A320, one used Airbus A320 and one used Boeing B737-700. The B737-700 was placed on a short term lease with a UK carrier and will be disassembled after expiry of the lease term in the current month.

AerCap also signed letters of intent for the purchase of two new Airbus A320s.

AerCap expanded its engine pool with the acquisition of seven engines (six CFM-56 and one IAE V2500) in the first quarter.

Sales Activities: Four Aircraft Sold

During the first quarter, AerCap closed sales transactions for two Boeing B757-200s, one used Airbus A320 and one McDonnell Douglas MD-82 from its owned portfolio.

AerCap also sold four engines (three CFM-56 and one IAE V2500) from its owned engine pool.

Disassembly: Two Aircraft and Four Engines Disassembled

In the first quarter, AerCap’s subsidiary AeroTurbine disassembled three engines from its own inventory, and two aircraft and one engine for third parties.

Portfolio Summary

As of March 31, 2011, AerCap’s portfolio consisted of 350 aircraft and 95 engines that were either owned, on order, under contract or letter of intent, or managed.

The information above includes transactions completed by AerCap and AeroTurbine, AerCap’s subsidiary which focuses on engine leasing and trading, airframe and engine disassembly, part sales and MRO services.

About AerCap

AerCap is the world’s leading independent aircraft leasing company. AerCap also provides engine leasing, aircraft management services, aircraft maintenance, repair and overhaul services and aircraft disassemblies. AerCap is headquartered in The Netherlands and has offices in Ireland, the United States, China, Singapore, the United Kingdom and the United Arab Emirates.

This press release may contain forward-looking statements that involve risks and uncertainties. In most cases, you can identify forward-looking statements by terminology such as “may”, “should”, “expects”, “plans”, “anticipates”, “believes”, “estimates”, “predicts”, “potential” or “continue” or the negative of such terms or similar terminology.  Such forward-looking statements are not guarantees of future performance and involve significant assumptions, risks and uncertainties, and actual results may differ materially from those in the forward-looking statements.

For Media: Frauke Oberdieck Tel. +31 20 655 9616 foberdieck@aercap.com	For Investors: Peter Wortel Tel. +31 20 655 9658 pwortel@aercap.com